manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

September 20, 2019

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Stacie Gorman
Office of Real Estate and Commodities

Re:	CaliberCos Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed August 19, 2019 File No. 024-11016

Dear Ms. McManus and Ms. Gorman:

We are submitting this letter on behalf of our client, CaliberCos Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated September 16, 2019 (the “Comment Letter”) in connection with the Company’s Amendment No. 1 to Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on August 19, 2019.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

General

1.	We note that you are conducting this offering on a best-efforts basis and that your officers and directors may participate in the sales process, relying on Rule 3a4-1. We also note that certain of your officers and directors are selling shareholders in the offering. Please disclose how such officers/directors will determine whether any sale is for the benefit of the company or for the account of the selling shareholder. Please similarly explain how investors will know if they are purchasing shares directly from the company or from the officers/directors as selling shareholders.

Response: The Company has revised the disclosure to provide that while the Company is conducting the offering on a best-efforts basis, the officers and directors will not participate in the sale process in reliance on Rule 3a4-1.

The Company has also revised the disclosure to explain how investors will know if they are purchasing shares directly from the Company or from the selling securityholders. No shares shall be sold by the selling securityholders until an aggregate of $5.0 million of shares offered by the Company has been purchased further to the Offering Statement. Thereafter, until an aggregate of $25.0 million of shares offered by the Company has been purchased further to the Offering Statement, each purchaser of shares offered further to the Offering Statement will concurrently purchase shares from each of the Company and the selling securityholders pro rata in the amount of aggregate shares offered. By way of example only, for each 100 shares purchased further to the Offering Statement, 80 shares will be purchased from the Company and 20 shares from the selling securityholders. After an aggregate of $25.0 million of shares offered by the Company has been purchased further to the Offering Statement, all subsequent sales shall be first from shares offered by the selling securityholders until such time as all shares offered by them are sold and thereafter all sales shall be of shares offered by the Company further to the Offering Statement.

Dilution

2.	Please tell us your basis for including pro forma adjustments such as the conversion of debt to equity and reduction of the share buyback liability in your dilution table.

Response: The Company has revised the dilution table to remove the pro forma adjustment relating to the reduction of the share buyback liability. The Company has included the assumption relating to the conversion of debt to equity because the Company’s convertible debt has a conversion price of $4.50 which would be ‘in the money’ based on the Company’s offering price of $5.00 of Class A Common Stock. Therefore, the Company assumes that all convertible debt holders will convert to Class A Common Stock after qualification of the Offering Statement.

3.	Please revise the net tangible book value per share prior to offering to reflect the net tangible book value as of December 31, 2018, which appears to be ($0.72) based upon the amounts disclosed in this table, and also revise the increase per share attributable to new investors accordingly.

Response: The Company has revised the disclosure to reflect a net tangible book value of ($0.72) as of December 31, 2018 and the increase per share attributable to new investors.

Security Ownership of Security Ownership of Management and Certain Securityholders and Selling Securityholders, page 54

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4.	Please revise to include a row at the bottom of the table to provide the total number of securities being offered for the account of all securityholders. Please note that based on our calculation, the total of the column “Common Stock Offered for Sale” currently exceeds the amount offered by selling securityholders as disclosed on the cover page.

Response: The Company has revised the disclosure to provide the total number of securities being offered for the account of all securityholders. The total number of securities being offered for the account of all securityholders disclosed on the cover page has also been revised.

Exhibit 2.2 Bylaws

5.	We note your response to comment 1 of our letter. Please revise section 4.4 of your bylaws to clearly state that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act.

Response: The Company has adopted Amendment No. 1 to the Bylaws of the Company, filed as Exhibit 2.3, which amends and restates Section 4 of ARTICLE VII to provide that the exclusive forum provision contained in Section 4 does not apply to actions arising under the Securities Act or the Exchange Act.

Exhibit 4.1 Subscription Agreement

6.	We note section 7 of your Subscription Agreement contains a provision regarding waiver of a jury trial. Please revise your offering statement to:

•	Further describe the jury trial provision, including related risks, and explain how it will impact your investors;

•	Describe any questions as to enforceability under federal and state law;

•	Clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

•	To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company´s compliance with the federal securities laws and the rules and regulations thereunder; and

•	Clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.

Response: The Company has removed the provision in Section 7 of the Subscription Agreement regarding the investor’s waiver of a jury trial.

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7.	Section 7 of your Subscription Agreement provides that each of the parties to the agreement “has reviewed this waiver with its legal counsel” and “knowingly and voluntarily waives its jury trial rights following consultation with legal counsel.” This language appears to operate as a waiver and is inconsistent with Section 14 of the Securities Act. Please remove the referenced language.

Response: The Company has removed the provision regarding Section 7 of the Subscription Agreement the investor’s waiver of a jury trial.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:	John C. Loeffler, II, Chief Executive Officer
Jade Leung, Chief Financial Officer
CaliberCos Inc.

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